UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 23, 2009
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report filed on Form 6-K contains information on Credit Suisse Group AG and consists of the Credit Suisse Financial Release 3Q09, which is attached as an exhibit to this Form 6-K and all of which, except the sections entitled “Dear shareholders” and “Investor Information”, is incorporated herein by reference. On or about November 5, 2009, Credit Suisse Group AG will publish and file with the SEC the Financial Report 3Q09, which will include additional disclosures on fair value of financial instruments, derivatives and hedging activities, investment securities, assets pledged or assigned, and transfers of financial assets and variable interest entities.

Unless the context otherwise requires, references herein to “Credit Suisse Group”, “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

References herein to “CHF” are to Swiss francs.
This report on Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-158199).
The Credit Suisse Financial Release 3Q09 contains information for the three and nine months ended September 30, 2009. The Group's independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the three and nine months ended September 30, 2009 and the Group has not finalized its Financial Report for the period. Accordingly, such financial information is subject to completion of quarter-end procedures which may result in changes to that information.

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future the Group and others on its behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Group’s annual report on Form 20-F for the year ended December 31, 2008, and subsequent annual reports on Form 20-F filed by the Group with the US Securities and Exchange Commission (SEC) and the Group’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Legal proceedings
Credit Suisse is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. Credit Suisse believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Information on Credit Suisse’s legal proceedings is set forth in Note 27 – Litigation in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Release 3Q09.
ADR litigation
As previously disclosed, a putative class action was filed on April 21, 2008 in the US District Court for the Southern District of New York (SDNY) against the Group and certain executives by certain purchasers of American Depositary Receipts and shares alleging violations of Sections 10 and 20 of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. That action and another putative class action complaint were subsequently consolidated and, in October 2009, the action was dismissed.

Auction Rate Securities
As previously disclosed, Credit Suisse Securities (USA) LLC (CSS LLC) is responding to a number of customer demands and defending against litigation and Financial Industry Regulatory Authority (FINRA) arbitrations relating to the sale of certain Auction Rate Securities (ARS) in connection with its Private Banking business.

In February 2008, STMicroelectronics (ST) brought a FINRA arbitration against CSS LLC concerning the purchase and sale of USD 415 million notional amount of ARS. The brokers of record for ST, who are no longer employed by CSS LLC, have since been criminally convicted. In February 2009, the arbitration panel awarded ST USD 406 million in damages in exchange for CSS LLC taking possession of the ARS. ST subsequently filed an action in the SDNY to confirm this award and in March 2009, CSS LLC moved to vacate that award. Separately, in 2008, ST filed an action in the US District Court for the Eastern District of New York against CSS LLC and the Group alleging violations of the federal securities laws and various common law causes of action relating to this portfolio. The Credit Suisse entities have moved to dismiss that action. In October 2009, Roche International Ltd. (Roche) filed an action in the SDNY against the Group alleging violations of the federal securities laws and various common law causes of action relating to its ARS portfolio.

Litigation related to IPO allocation
On October 5, 2009, the SDNY issued an order granting final approval of the settlement of the industry wide class action litigation concerning IPO allocation practices in which CSS LLC, one of its affiliates and numerous other investment banks were defendants.

Other regulatory matters
US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, with respect to designated foreign countries, nationals and others. As previously disclosed, the New York County District Attorney’s Office, the US Department of Justice and other governmental authorities are conducting an investigation of how certain financial institutions, including Credit Suisse, have processed US dollar payments involving US sanctioned countries, persons and entities. Credit Suisse is continuing to conduct an internal review of certain US dollar payments involving countries, persons or entities that may be subject to these sanctions and is engaged in discussions, and otherwise cooperating, with the inquiries by such authorities. It is currently not possible to predict the ultimate resolution or timing of this matter.

Exhibits
No. Description

99.1 Credit Suisse Financial Release 3Q09

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
(Registrant)

Date: October 23, 2009

By:
/s/ Brady Dougan
Brady Dougan
Chief Executive Officer

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer